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                                                                     EXHIBIT 2

IMMEDIATE RELEASE                           Contact: Robert Patrick Cooper
                                                     (617) 457-4415


                    BOSTON BANK OF COMMERCE PRESENTS REVISED
                   PROPOSAL TO CARVER BANCORP AT 56.6% PREMIUM

March 31, 1999, Boston, MA - Boston Bank of Commerce (BBoC) announced today it had presented Carver Bancorp, Inc. (Carver) with a revised proposal for a transaction in which Carver shares would be exchanged for all outstanding shares of BBoC. Under the revised proposal, the exchange of shares would be based upon their respective tangible book values at the time of closing.

BBoC believes this book-to-book proposal represents an attractive exchange for both entities. For Carver, tangible book value as of December 31, 1998 was approximately $29.7 million or $13.51 per share and thus, the proposal would provide a 56.6% premium over Carver's closing share price yesterday. On a consolidated basis, this transaction would create an institution with more than $525 million in assets.

Kevin Cohee, Chairman & CEO of BBoC stated, "We believe our offer is desirable for stockholders of both Carver and BBoC. The premium for Carver shares reflects our commitment to enhance the long term value of Carver stock. Carver's current market price is reflective of its weak financial performance and some uncertainty regarding the quality of its book value. However, we believe in the potential for Carver to overcome its financial challenges with a strong management team. BBoC brings high quality assets, strong earnings, excess reserves and a management team experienced in financial turnarounds - a favorable proposal for Carver shareholders."

The revised offer was sent to Carver's Board of Directors on Tuesday, March 30, and requests that representatives of Carver and BBoC meet to discuss the proposed transaction. To date, Carver's representatives have not met with BBoC's representatives to discuss BBoC's continuing proposal to combine the operations of Carver and BBoC.

Kevin Cohee states, "I believe we are acting in good faith with all parties. This revised offer shows our commitment to listen to Carver's Board of Directors and shareholders and attempt to accommodate their needs, while maintaining a fair deal for BBoC shareholders. We continue to believe that a combination would strengthen both institutions and benefit the African-American communities of New York and Boston."

Boston Bank of Commerce is an African-American owned and managed financial institution with $107 million in assets. Boston Bank of Commerce currently holds over 7% of Carver's outstanding common stock.


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